SECU 15047707 SION

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SEC MAIL PROCESSING SECTION RECEIVED MAR 02 2015 WASH., D.C. 194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge (City) LA (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen 225-248-7328 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

909 Poydras Street, Suite 3100 (Address) New Orleans (City) LA (State) 70112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

cm

PB 3/14/15

OATH OR AFFIRMATION

I, R. Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

NOTARY PUBLIC HENRY J. SCHEXNAYDER, NOTARY ID 21507 COMMISSIONED FOR LIFE

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hancock Investment Services, Inc. and Subsidiaries

(A wholly owned subsidiary of Whitney Bank)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2014

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Hancock Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income and comprehensive income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows present fairly, in all material respects, the financial position of Hancock Investment Services, Inc. and Subsidiaries (the Company) at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The information contained in Schedule I, II, and III is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 22,890,673
Restricted cash	100,000
Receivables from brokers and dealers, insurance companies and clearing organizations	510,489
Securities owned, at fair value	365,140
Furniture and equipment, less accumulated depreciation of $225,501	3,100
Other assets	1,190,294
Total assets	$ 25,059,696
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 1,005,695
Due to Hancock Holding Company	11,742,533
Total liabilities	12,748,228
Stockholder's equity	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	10,637,768
Total stockholder's equity	12,311,468
Total liabilities and stockholder's equity	$ 25,059,696

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Income and Comprehensive Income
Year Ended December 31, 2014

Revenues	
Income from sales of annuity contracts	$ 9,512,519
Fee income	7,123,163
Commission income	2,997,993
Interest, dividends, gain on investments, and other income	940,054
Total revenues	20,573,729
Expenses	
Employee compensation and benefits	11,441,323
Data processing	718,378
Brokerage, clearing, and license fees	961,896
Occupancy and equipment	292,484
Other expenses	2,379,710
Total expenses	15,793,791
Income before income taxes	4,779,938
Income taxes	1,838,263
Net income	$ 2,941,675
Other comprehensive income	-
Comprehensive income	$ 2,941,675

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Stockholder's Equity
Year Ended December 31, 2014

	Common stock	Contributed capital	Retained earnings	Total
Balance, January 1, 2014	$ 1,000	$ 879,000	$ 17,696,093	$ 18,576,093
Net Income	-	-	2,941,675	2,941,675
Contributed Capital from Parent	-	793,700	-	793,700
Dividend	-	-	(10,000,000)	(10,000,000)
Balance, December 31, 2014	$ 1,000	$ 1,672,700	$ 10,637,768	$ 12,311,468

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2014

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 2,941,675
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	228
Decrease in receivables from brokers and dealers and clearing organizations	1,610,662
Decrease in securities owned	7,608
Decrease in other assets	6,084
Increase in accounts payable and accrued expenses	149,128
Decrease in due to Hancock Holding Company	(3,575,748)
Net cash provided by operating activities	1,139,637
Cash flows from investing activities	
Purchases of furniture and equipment	(3,166)
Net cash used in investing activities	(3,166)
Net increase in cash and cash equivalents	$ 1,136,471
Cash and cash equivalents, beginning of year	21,754,202
Cash and cash equivalents, end of year	$ 22,890,673
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 5,324,514
Supplemental disclosure of non-cash financing activities	
Dividends declared	$ 10,000,000
Contributed capital	$ 793,700

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization and Operations
Hancock Investment Services, Inc. and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is engaged in the brokerage business and is a wholly owned subsidiary of Whitney Bank (the "Parent"), which is a wholly owned subsidiary of Hancock Holding Company.

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts, insurance products and advisory fees.

Consolidation
The consolidated financial statements include the accounts of the Company and its five wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., Hancock Investment Services of Alabama, Inc., Hancock Investment Services of Florida, Inc, and Whitney Investment Services of Texas, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned
Marketable securities are stated at fair value based on quoted market price and applies the Fair Value Measurements and Disclosures provisions of ASC 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The securities held by the Company as of December 31, 2014 are measured on a recurring basis and classified as Level 1 securities pursuant to ASC 820 as they are valued using quoted prices in active markets for identical assets. The Company held no financial instruments at fair value on a nonrecurring basis as of December 31, 2014.

Furniture and Equipment
Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes
The Company's tax provision is determined pursuant to FASB ASC 740. The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return. The Company has a deferred tax asset as of December 31, 2014 in the amount of $16,481 which is primarily related to employee compensation and benefits. At December 31, 2014, the Company had approximately $342,000 of state net operating loss ("NOL") carryforwards available to offset future state taxable income. These NOL carryforwards expire between 2017 and 2029, approximately $197,000 of which do not meet the realizability standard of ASC 740. Consequently, they are subject to a valuation allowance. Other than this item, no valuation allowance has been recorded at December 31, 2014, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2014, $1,731,256 was a due to Hancock Holding Company for income taxes payable. During 2014, the Parent Company forgave $793,700 in taxes payable which was treated as a capital contribution in the Company's financial statements. Total tax expense for the year ended December 31, 2014 was $1,838,263.

The effective income tax rate differs from the federal statutory rate primarily as a result of the state income tax provision. HIS currently is not under exam for federal or state income purposes. The tax years open to examination are 2011 to the present.

The Company did not have any uncertain tax positions at December 31, 2014. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2014, the interest accrued is considered immaterial to the Company's consolidated statement of financial condition.

Revenue Recognition
Securities transactions and related revenue are normally recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are normally recorded in the accounts when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

Commissions
Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

Share-Based Payments
The Company's employees participate in stock-based compensation plans sponsored by the Parent. Compensation expense is recognized for options granted, modified, or settled after January 1, 2006, utilizing the fair value of the grants over the vesting period. The Company is allocated a portion of stock option expense from its Parent. The Parent estimates the fair value of each pool of options granted using the Black-Scholes-Merton options pricing model. The Parent also makes annual grants of performance stock to key members of executive and senior management which are valued using the Monte-Carlo simulation method.

2. Recently Issued Accounting Standards

In May 2014, the FASB and the International Accounting Standards Board ("IASB") jointly issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The objective of ASU 2014-09 is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for the first quarter of 2017. An entity can elect to adopt ASU 2014-09 using one of two methods, either full retrospective adoption to each prior reporting period, or recognize the cumulative effect of adoption at the date of initial application. The Company is in the process of evaluating the new standard and does not know the effect, if any, ASU 2014- 09 will have on the financial statements or which adoption method will be used.

3. Related-Party Transactions

At December 31, 2014 the Company had $1,325,520 of cash and cash equivalents held at its Parent. Cash and cash equivalents also include balances in brokerage and a cash investment accounts held by the Company's clearing firm.

The Company operates in facilities that are leased from its Parent for which $254,841 was charged in 2014 for direct expense such as rent and other occupancy costs.

Stock option expense allocated from the Parent was $15,402 in 2014.

In addition, the Company was also charged $1,452,471 of allocated expenses by the Parent for shared facilities and other expenses. Shared expenses are allocated using direct variables such as square footage, number of employees, capital, revenues and percentage of time worked.

4. Clearing Organization

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

5. Regulatory Requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2014 the Company had net capital of $10,473,202, which was $9,623,320 in excess of its required net capital of $849,882. The Company had aggregate indebtedness of $12,748,228 at December 31, 2014, and its ratio of aggregate indebtedness to net capital was1.22 at December 31, 2014.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

6. Commitments and Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

7. Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2014:

	Balance per Amended unaudited Form X-17a-5	Reclassifying entries		Balance per audited statement of financial condition
		Debit	Credit	
Assets				
Cash and cash equivalents	$ 1,325,520	$ 21,565,153	$ -	$ 22,890,673
Restricted cash	-	100,000	-	100,000
Accounts receivable	610,489	-	100,000	510,489
Securities owned, at fair value	21,930,293	-	21,565,153	365,140
Furniture and equipment, net	3,100	-	-	3,100
Other assets	1,190,294	-		1,190,294
Total assets	25,059,696	21,665,153	21,665,153	25,059,696
Liabilities and stockholder's equity				
Due to Hancock Holding Company	$ -	$ -	$ 11,742,533	$ 11,742,533
Payable to Broker or Dealer	22,274	22,274	-	-
Accounts payable and accrued expenses	12,725,954	11,742,533	22,274	1,005,695
Total liabilities	12,748,228	11,764,807	11,764,807	12,748,228
Common stock	1,000	-	-	1,000
Additional paid-in capital	1,672,700	-	-	1,672,700
Retained earnings	10,637,768	-	-	10,637,768
Total stockholder's equity	12,311,468	-	-	12,311,468
Total liabilities and stockholder's equity	$ 25,059,696	$ 11,764,807	$ 11,764,807	$ 25,059,696

Supplemental Schedules

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31 2014 **Schedule I**

Net capital	
Total stockholder's equity, qualified for net capital	$ 12,311,468
Less: Nonallowable assets	
Retail receivables and other assets	1,349,092
Furniture and equipment, net	3,100
Total deductions	1,352,192
Net capital before haircuts on securities positions	10,959,276
Less: Haircuts - Investment Securities	486,074
Net capital	$ 10,473,202
Aggregate indebtedness	$ 12,748,228
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	849,882
Excess net capital	9,623,320
Aggregate indebtedness to net capital ratio	1.22

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2014, as amended, filed on February 26, 2015.

See accompanying independent auditors' report.

Hancock Investment Services, Inc. and Subsidiaries

(A wholly owned subsidiary of Whitney Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014 **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

Hancock Investment Services, Inc. and Subsidiaries

(A wholly owned subsidiary of Whitney Bank)

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014 **Schedule III**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule

See accompanying independent auditors' report.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2014

Hancock Investment Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2014 without exception.

HANCOCK INVESTMENT SERVICES, INC.

I, R. Randall Bluth, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

R. Randall Bluth, President and Chief Executive Officer

2-27-15

(date of report)